                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 1)*


                     GLOBALSTAR TELECOMMUNICATIONS LIMITED
         -------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $1.00 PAR VALUE
              ---------------------------------------------------
                        (Title of Class of Securities)

                                   G3930H104
                   -----------------------------------------
                                 (CUSIP Number)

 STEPHEN M. PIPER, ESQUIRE, ASSOCIATE GENERAL COUNSEL AND ASSISTANT SECRETARY,
  LOCKHEED MARTIN CORPORATION, 6801 ROCKLEDGE DRIVE, BETHESDA, MARYLAND 20817
                                (301) 897-6000
 -----------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               OCTOBER 31, 1997
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. G3930H104                                      PAGE 2 OF 6 PAGES
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Lockheed Martin Corporation*
      I.R.S. Employer Identification No. 52-1893632

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [_]
 2
      NOT APPLICABLE                                            (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(D) or 2(e)                                [_]
 5


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Maryland

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            5,022,380**

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             5,022,380**

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10

                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      5,022,380**

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      16.4%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------
* The Common Stock to which this Statement relates was acquired by Lockheed Martin Tactical Systems, Inc. ("Tactical Systems"), a wholly owned subsidiary of Lockheed Martin Corporation. Lockheed Martin Corporation and Tactical Systems (the "Reporting Person") filed the original statement on
      Schedule 13D to which this Amendment No. 1 relates on April 3, 1997. Subsequent to this filing, Tactical Systems merged with and into Lockheed Martin Corporation which survived the merger.

** The original Schedule 13D reported beneficial ownership of 2,511,190 shares of Common Stock of Globalstar Telecommunications Limited ("Globalstar"). On April 8, 1997, the Board of Directors of Globalstar declared a stock dividend of one share of Common Stock for each share of Common Stock outstanding on May 28, 1997. Accordingly, the number of shares of Common Stock shown as beneficially owned by Lockheed Martin Corporation reflects the additional shares issued in the form of a stock dividend but not previously reported.

                                Schedule 13D/A
                                --------------

     This Amendment No. 1 to the statement on Schedule 13D (the "Amendment") relates to shares of Common Stock, $1.00 par value per share (the "Common Stock") of Globalstar Telecommunications Limited (the "Company") and is being filed by Lockheed Martin Corporation ("Lockheed Martin") in connection with the proposed disposition of Common Stock currently owned by Lockheed Martin.

Item 1.  Security and Issuer.
         -------------------

     Common Stock
     Globalstar Telecommunications Limited, a Bermuda company
     Cedar House
     41 Cedar Avenue
     Hamilton HM12, Bermuda

Item 2.  Identity and Background.
         -----------------------

     Lockheed Martin Corporation
     6801 Rockledge Drive
     Bethesda, Maryland 20817

     Lockheed Martin is incorporated in Maryland.

     Lockheed Martin is a diversified enterprise principally engaged in the conception, design, manufacture and integration of advanced technology products and services for the United States government and private industry. Lockheed Martin also manages significant facilities for the Department of Energy.

     Lockheed Martin has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). On January 27, 1995, Lockheed Corporation, one of the corporations that combined to form Lockheed Martin, entered into a plea agreement pursuant to which Lockheed Corporation agreed to plead guilty to one count of conspiring to violate the bribery provisions of the Foreign Corrupt Practices Act and conspiracy to falsify its books, records and accounts. For further information concerning the plea agreement and the events out of which it arose, see the description contained under the caption "Lockheed Plea Agreement" on page 54 of the Joint Proxy Statement/Prospectus which is contained in Registration Statement No. 33-57645 on Form S-4 filed by Lockheed Martin on February 9, 1995.

     Lockheed Martin has not, during the last five years, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or other Consideration.
          -------------------------------------------------

          Not applicable.

Item 4.   Purpose of Transaction.
          ----------------------


     On October 31, 1997, Lockheed Martin and LMT Sub Inc., a Delaware corporation and a wholly owned subsidiary of Lockheed Martin ("LMT Sub"), entered into a Contribution and Assumption Agreement (the "Contribution Agreement"). The Contribution Agreement provides for the contribution by Lockheed Martin of, among other things, the shares of Common Stock of Globalstar owned by Lockheed Martin to LMT Sub. In addition, on October 31, 1997 Lockheed Martin and LMT Sub entered into an Exchange Agreement (the "Exchange Agreement") with General Electric Company, a New York corporation ("GE"), and certain of its subsidiaries.

     Pursuant to the Exchange Agreement, on the terms and subject to the conditions set forth therein, Lockheed Martin will exchange all of the issued and outstanding capital stock of LMT Sub for all of the Preferred Stock (or Common Stock or a combination thereof) of Lockheed Martin owned by GE and certain of its subsidiaries. As of the closing of such exchange, LMT Sub will hold, among other things, the equity interest in Globalstar currently owned by Lockheed Martin. Upon consummation of the transactions contemplated by the Exchange Agreement, GE and all of its subsidiaries will have divested their entire equity interest in Lockheed Martin.

     The foregoing summary of the Contribution Agreement and the Exchange Agreement are qualified in their entirety by reference to the copies of the Contribution Agreement and the Exchange Agreement which are attached hereto as
Exhibit 1 and Exhibit 2, respectively, and incorporated herein by reference.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

     Lockheed Martin is currently the beneficial owner of 5,022,380 shares (approximately 16.4%) of the issued and outstanding Common Stock of Globalstar. Upon closing of the transactions contemplated by the Exchange Agreement, Lockheed Martin will own no shares of Common Stock of Globalstar.


Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

     See Item 4 above.

     The Common Stock was acquired pursuant to the terms of a Warrant Acceleration and Registration Rights Agreement dated February 12, 1997 (the "Registration Agreement"). Under the terms of the Registration Agreement, the Company currently maintains an effective Registration Statement on Form S-3. In addition, Lockheed Martin is party to a Fee Agreement by and among Globalstar, L.P., the Company, Lockheed Martin, Loral Space & Communications LTD., DASA Globalstar Limited Partner, Inc., Qualcomm Limited Partner, Inc. and Space Systems/Loral, Inc. (the "Fee Agreement"). In addition to the registration rights contained in the Registration Agreement, under the terms of the Fee Agreement, the Company has agreed to use its best efforts to cause the Common Stock owned by Lockheed Martin to be registered under the Securities Act of 1933, as amended, at the request of Lockheed Martin and to use reasonable efforts to include the Common Stock in certain specified registrations if so requested by Lockheed Martin.

Item 7.     Material to be Filed as Exhibits.
            ---------------------------------

        Exhibit No.     Description
        -----------     -----------

            1 Contribution and Assumption Agreement dated October 31, 1997 between Lockheed Martin Corporation and LMT Sub Inc.

            2 Exchange Agreement dated October 31, 1997 among General Electric Company, GE Investments, Inc., GE Government Services, Inc., Client Business Services, Inc., Lockheed Martin Corporation and LMT Sub Inc.

                                  SIGNATURE


        After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                          LOCKHEED MARTIN CORPORATION

                                          By:  /s/ STEPHEN M. PIPER
                                               -----------------------------
                                               Stephen M. Piper
                                               Associate General Counsel and
                                                 Assistant Secretary


                                               Dated: November 5, 1997

                                 EXHIBIT INDEX
                                 -------------

        Exhibit No.     Description
        -----------     -----------

            1 Contribution and Assumption Agreement dated October 31, 1997 between Lockheed Martin Corporation and LMT Sub Inc.

            2 Exchange Agreement dated October 31, 1997 among General Electric Company, GE Investments, Inc., GE Government Services, Inc., Client Business Services, Inc., Lockheed Martin Corporation and LMT Sub Inc.